Exhibit 2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (“Grown Rogue” or the “Company”)

550 Airport Road

Medford, Oregon

United States 97504

Item 2	Date of Material Change

April 25, 2024

Item 3	News Release

A news release was issued by the Company on April 25, 2024 through the facilities of Cision and was subsequently filed on SEDAR+.

Item 4	Summary of Material Change

The Company announced that it increased ownership in its Michigan operations from 52.2% to 80% in two transactions for total consideration of USD$2,780,000, comprised of USD$156,000 in cash at closing, USD$2,000,000 in deferred cash payments, and USD$624,000 through 4-year sellers' notes (collectively the “Transaction”).

Item 5.1	Full Description of Material Change

The Company announced that it increased ownership in its Michigan operations from 52.2% to 80% in two transactions for total consideration of USD$2,780,000, comprised of USD$156,000 in cash at closing, USD$2,000,000 in deferred cash payments, and USD$624,000 through 4-year sellers’ notes.

Under the first transaction comprising the acquisition, the Company purchased the remaining minority interest in Canopy Management, LLC (“Canopy”), which at that time held a 60% interest in Golden Harvests, LLC (“Golden Harvests”) for USD$780,000 (the “Canopy Acquisition”). Prior to the Canopy Acquisition, the Company held an indirect 87% interest in Canopy. Following the completion of the Canopy Acquisition, the Company indirectly holds all of the outstanding securities of Canopy, and, indirectly through Canopy, a 60% interest in Golden Harvests. The USD$780,000 payment to the minority investors consisted of a 20% cash down payment and a seller's note covering the remaining 80%, which requires monthly payments over a period of four years at an interest rate of 5.2% per annum.

Under the second transaction, the Company purchased an additional 20% of the minority interest in Golden Harvests (the “Golden Harvests Acquisition”) for USD$2,000,000 in deferred cash payments, which includes minimum quarterly payments in cash for a period of 4 years, and a potential earnout based on the performance of Golden Harvests. As a result of the Golden Harvests Acquisition, the Company now owns indirectly 80% of Golden Harvests.

The Transaction provides for a valuation of Golden Harvests at USD $10,000,000. All payments owing to the sellers are expected to be completed with cash on hand and cash generated from operations. The Company retains the option to acquire the remaining 20% of Golden Harvests at a fair market valuation.

The minority interest in Golden Harvests is owned by Dave Pleitner, an insider of the Company, and 8% of the interest in Canopy was owned by certain directors of the Company. Such insider participation represented a related-party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), but the Transaction was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the subject matter of the transaction, nor the consideration paid, exceeded 25% of Grown Rogue’s market capitalization. The purpose and business reason for the transaction was to increase the Company’s ownership interest in its Michigan business operations. It is anticipated that the Transaction will positively impact the Company’s business and affairs by enhancing its operational control and financial returns from these activities.

Mr. Pleitner retains the remaining 20% interest in Golden Harvests that is not indirectly owned by the Company. The Company retains the option to acquire the remaining 20% of Golden Harvests from Mr. Pleitner at a fair market valuation.

The Transaction was reviewed and unanimously approved by the Company’s Board of Directors, which determined that the Transaction was completed on market terms, was fair to minority security holders and in the overall best interests of the Company. No special committee was created because the Transaction was unanimously approved by the Board of Directors.

This material change report was filed less than 21 days before the closing date of the Transaction (the “Closing Date”). In the view of the Company, this was reasonable in the circumstances due to the fact that the terms and definitive agreements of the Transaction were not finalized 21 days before the Closing Date, and the applicable parties wished to complete the Transaction as expeditiously as possible for sound business reasons. There have been no prior valuations of Golden Harvests that are relevant to the above-described Transaction made within the 24-month period before the date of this material change report.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

Chief Executive Officer

Tel: +1 458 226 2100

Email: obie@grownrogue.com

Item 9	Date of Report

May 6, 2024.

Cautionary Note Regarding Forward Looking Information

FORWARD-LOOKING STATEMENTS

This report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.